Exhibit 99.1

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended February 28, 2011 and Nine Months Ended February 28, 2010

(Unaudited)

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited, in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	February 28,	May 31,
	2011	2010

Assets
Current assets
Cash and cash equivalents (Note 22)	$6,215,973	$4,625,649
Short term investments (Note 7)	140,000	-
Receivables	463,298	116,326
Inventory (Note 3)	5,387,401	3,634,715
Prepaid expenses	200,031	690,152
	12,406,703	9,066,842
Restricted cash (Note 8)	357,206	566,708
Long term investments (Note 9)	2,300,000	-
Long term stockpile inventory (Note 3)	4,515,867	1,107,316
Advances to suppliers	2,375,320	816,461
Other assets (Note 24)	1,745,986	-
Property, plant and equipment (Notes 4 and 13)	9,869,696	9,916,595
Mineral properties (Note 5)	63,895,827	58,788,273
	$97,466,605	$80,262,195

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$26,321,395	$17,586,683
Current portion of deferred services and materials (Note 12)	-	3,153,394
Current portion of obligations under capital leases (Note 13)	1,384,245	4,136,032
Current portion of long-term debt (Note 11)	237,681	35,465
Current portion of deferred revenue (Note 24)	7,757,689	-
Senior secured notes (Note 14)	259,638	26,646,631
Convertible senior secured notes (Note 15)	329,911	44,837,991
	36,290,559	96,396,196

Long term debt (Note 11)	1,002,459	80,235
Obligations under capital leases (Note 13)	-	440,229
Senior secured notes (Note 14)	3,265,515	-
Convertible senior secured notes (Note 15)	4,149,355	-
Deferred revenue (Note 24)	35,891,973	-
Asset retirement obligation (Note 23)	4,968,236	4,698,650
	85,568,097	101,615,310
Commitments and contingencies (Notes 20 and 25)

Shareholders' equity
Share capital (Note 16)	128,831,778	102,334,997
Treasury shares, at cost	(122,193)	(122,193)
Warrants (Notes 16 and 18)	28,697,255	13,209,412
Contributed surplus (Note 16)	16,818,532	16,219,808
Equity component of convertible senior secured notes (Note 15)	495,121	495,121
Accumulated comprehensive loss	(6,733,242)	(6,733,242)
Deficit	(156,088,743)	(146,757,018)
	11,898,508	(21,353,115)
	$97,466,605	$80,262,195

On behalf of the Board:

“Richard Fifer”	- Director	“David Kaplan”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited, in United States Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010

METAL SALES	$19,235,284	$11,407,814	$51,903,005	$11,407,814
COST OF SALES	(10,368,901)	(6,717,145)	(30,658,673)	(6,717,145)
AMORTIZATION AND DEPLETION	(2,604,307)	(1,683,201)	(7,898,534)	(1,683,201)
	6,262,076	3,007,468	13,345,798	3,007,468
EXPENSES
Accounting and legal	$418,904	$363,626	$1,336,710	$1,460,327
Accretion of asset retirement obligation (Note 23)	89,862	88,651	269,586	236,635
Consulting fees	158,561	477,823	565,319	635,708
Filing fees	(1,329)	44,388	7,483	55,675
Investor relations and shareholder information	287,145	231,371	559,821	564,123
Office administration	594,449	623,797	1,603,518	1,244,666
Rent	29,654	46,172	86,524	136,416
Donations and community relations	542,054	192,138	1,215,521	703,898
Exploration and development costs (Note 6)	1,948,562	633,824	6,624,851	2,433,764
Stock-based compensation (Note 17)	543,046	821,939	822,939	981,737
Travel	193,193	196,341	556,948	747,195
Transaction fees on forward sale agreement (Note 24)	-	-	2,061,632	-
Debt issuance costs	99,090	14,750	301,769	607,095
Wages and benefits (Note 19)	935,579	1,107,835	2,695,250	2,815,820
Total expenses	(5,838,770)	(4,842,655)	(18,707,871)	(12,623,059)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	469,400	(12,376)	258,038	(88,664)
Interest income	32,697	26,444	62,069	60,521
Interest on long-term debt	(60,890)	(184,282)	(218,072)	(255,263)
Cost associated with forward sales agreement	(399,662)	-	(399,662)	-
Power and drilling services (Note 12)	3,153,394	30,000	3,153,394	90,000
Mark-to-market income (loss) on senior secured notes and convertible senior secured notes	(1,508,761)	(3,638,405)	(6,825,419)	(10,379,145)
Total other income (expense)	1,686,178	(3,778,619)	(3,969,652)	(10,572,551)

Net income (loss) and comprehensive (loss) for the period	$2,109,484	$(5,613,806)	$(9,331,725)	$(20,188,142)

Basic and diluted earnings (loss) per share	$0.01	$(0.05)	$(0.07)	$(0.20)

Weighted average number of common shares outstanding	156,821,635	117,199,843	136,315,679	103,015,854

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited, in United States dollars)

	Number of Common Shares	Amount of Common Shares	Treasury Shares (1)	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit

Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)

Exercise of stock options	81,480	206,395	-	(168,732)	-	-	-
Stock-based compensation	-	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	-	706,802	-	-
Expiration of warrants	-	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	-	(102,546)	-	-
Repricing of senior secured note warrants	-	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321		-	319,736	-	-
Exercise of stock options	768,750	542,201	-	(187,487)	-	-	-
Stock-based compensation	-	-	-	1,351,106	-	-	-
Expiration of warrants	-	-	-	1,158,992	(1,158,992)	-	-
Exercise of warrants	473,000	357,807	-	-	(60,429)	-	-
Net loss	-	-	-	-	-	-	(26,982,082)

Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$16,219,808	$13,209,412	$(6,733,242)	$(146,757,018)

Non-brokered private placement, net of finders’ fees	32,000,000	29,934,542	-	-	-	-	-

Private placement warrants issued	-	(19,360,365)	-	-	19,360,365	-	-
Exercise of warrants	18,053,800	11,655,067	-	-	-	-	-
Costs of warrants exercised	-	3,872,522	-	-	(3,872,522)	-	-
Exercise of stock options	487,500	395,015	-	(224,215)	-	-	-
Stock-based compensation	-	-	-	822,939	-	-	-

Net loss	-	-	-	-		-	(9,331,725)
					-

Balance as at February 28, 2011	175,823,251	$128,831,778	$(122,193)	$16,818,532	$28,697,255	$(6,733,242)	$(156,088,743)

(1) 44,200 common shares

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in United States Dollars)

	Three months	Three months	Nine months	Nine months
	ended February	ended February	ended February	ended February
	28, 2011	28, 2010	28, 2011	28, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$2,109,484	$(5,613,806)	$(9,331,725)	$(20,188,142)
Items not affecting cash:
Accretion of asset retirement obligation	89,862	88,651	269,586	236,635
Amortization and depletion	2,604,307	1,683,201	7,898,534	1,683,201
Amortization included in administration expense	91,770	85,815	255,481	248,575
Stock-based compensation	543,046	821,939	822,939	981,737
Debt issuance costs	99,090	14,750	301,769	607,095
Mark-to-market loss on senior secured notes and convertible senior secured notes	1,508,761	3,638,405	6,825,419	10,379,145
Changes in non-cash working capital items:
Decrease (Increase) in receivables	524,992	(1,675,361)	(346,972)	(2,073,642)
Decrease in prepaid expenses	525,359	284,407	490,121	468,617
(Increase) in inventory	(3,720,947)	(2,167,978)	(5,161,237)	(2,591,247)
(Decrease) in Deferred services and materials	(3,153,394)	(30,000)	(3,153,394)	(90,000)
Increase in accounts payable and accrued liabilities	2,876,394	1,855,873	2,086,273	3,835,409
Transaction fees on forward sale agreement	-	-	(2,061,632)	-
Forward sale proceeds	-	-	45,000,000	-
Non-cash sale from forward sale agreement	(1,750,000)	-	(1,750,000)	-
Net cash provided by (used in) operating activities	2,348,724	(1,014,104)	42,145,162	(6,502,618)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	5,756,845	-	11,908,220	-
Proceeds from issue of shares	31,976,036	11,980,328	31,976,036	11,980,328
Share issuance costs	(2,054,030)	(566,412)	(2,054,030)	(566,412)
Payment of capital lease obligations	(1,200,135)	(1,588,777)	(3,192,016)	(3,226,948)
Debt issuance costs	(99,090)	(514,750)	(301,769)	(607,095)
Repayment of long-term debt	(8,655)	(59,842)	(25,561)	(160,993)
Proceeds of long term debt	1,150,000	-	1,150,000	-
Repayment of senior secured notes and convertible senior secured notes	(30,355,622)	(200,000)	(70,305,622)	(6,200,000)
Advance on forward sales	-	(1,189,725)	-	-
Repayment of bridge loan	-	(3,341,590)	-	-
Interest paid	(60,890)	(1,446,267)	(218,072)	(1,655,110)
Net cash provided by (used in) financing activities	5,104,459	3,072,965	(31,062,814)	(436,230)
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	650,171	-	209,502	-
(Increase) in short term investments	(140,000)	-	(140,000)	-
(Increase) in long term investments	(2,300,000)	-	(2,300,000)	-
Acquisition of property and equipment	(1,777,417)	(913,664)	(2,314,049)	(2,067,227)
Advances to suppliers	(1,285,381)	52,189	(1,558,859)	902,421
Investment in mineral properties	(3,388,618)	756,752	(3,388,618)	7,157,727
Net cash (used in) investing activities	(8,241,245)	(104,723)	(9,492,024)	5,992,921
Change in cash and cash equivalents	(788,062)	1,954,138	1,590,324	(945,927)
Cash and cash equivalents, beginning of period	7,004,035	675,103	4,625,649	3,575,168
Cash and cash equivalents, end of period	$6,215,973	$2,629,241	$6,215,973	$2,629,241

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”) was incorporated in the Province of British Columbia.

The Company is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and operates under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997 which is a contractual arrangement between the Company and the Government of Panama. In accordance with Ley Petaquilla, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine. Commercial production was subsequently achieved on January 8, 2010. The Company is also pursuing exploration activities centered on its 842 square kilometres of concessions in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has accumulated an operating deficiency of $156,088,743 as at February 28, 2011 (May 31, 2010 - $146,757,018) and a shareholders’ equity of $11,898,508 as at February 28, 2011 (May 31, 2010 –shareholders’ deficiency of $21,353,115). Also the Company had a working capital deficiency of $23,883,856 as at February 28, 2011 (May 31, 2010 - $87,329,354). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended May 31, 2010. In addition, certain items within these unaudited Interim Consolidated Financial Statements have been reclassified from previous periods.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

The Company has determined that it is the primary beneficiary of Azuero Mining Development, S.A. (a Panama corporation) and Panamanian Development and Infrastructure Ltd. (formerly Petaquilla Infrastructure Ltd.) (a British Columbia corporation) and these VIE’s are consolidated with the accounts of the Company in these consolidated financial statements. The Company does not have access to the assets of Azuero Mining Development, S.A. and the creditors of Azuero Mining Development, S.A. do not have recourse against the Company.

All inter-company transactions and balances have been eliminated upon consolidation.

The Company has capitalized operational expenses incurred at Molejon Project regarding to pre-stripping activities. These operational expenses are capitalized as pre-stripping within Mineral Properties and they will be amortized based on the reserves of gold contained in the ore body for which the pre-stripping activity is being performed, once the ore body is ready for development and mine. As of February 28, 2011, $3,230,879 has been capitalized within Mineral Properties.

Accounting Policies to be Implemented Effective June 1, 2011

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in the Company’s fiscal year beginning on June 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before June 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

In August 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

3.	INVENTORY

	February 28, 2011	May 31, 2010
Supplies	$3,845,465	$1,505,310
Ore stockpiles	4,997,007	1,398,074
Work in process	336,159	404,870
Finished goods	724,637	1,433,777
	9,903,268	4,742,031
Less: Ore stockpiles which will not be consumed for more than one year	(4,515,867)	(1,107,316)
	$5,387,401	$3,634,715

The amount of inventories recognized as an expense during the period is included in cost of sales in the Interim Consolidated Statements of Operations and Comprehensive Loss.

4.	PROPERTY, PLANT AND EQUIPMENT

		February 28,			May 31,
		2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	$10,808,073	$7,087,928	$3,720,145	$10,808,073	$6,011,701	$4,796,372
Equipment	11,446,624	6,454,882	4,991,742	9,294,346	5,322,109	3,972,237
Buildings	472,530	52,125	420,405	472,530	39,160	433,370
Vehicles	433,348	181,939	251,409	433,348	109,208	324,140
Computer equipment	336,314	161,925	174,389	262,105	121,475	140,630
Computer software	216,632	186,213	30,419	214,132	168,788	45,344
Land	193,533	-	193,533	188,533	-	188,533
Furniture and fixtures	108,364	20,710	87,654	28,302	12,333	15,969
	$24,015,418	$14,145,722	$9,869,696	$21,701,369	$11,784,774	$9,916,595

5.	MINERAL PROPERTIES

As at February 28, 2011, the Company has capitalized $63,895,827, net of revenue of $27,908,659, in mineral property costs. A total of $58,788,273, net of revenue of $27,908,659 was capitalized in mineral property costs as at May 31, 2010.

	February 28, 2011	May 31, 2010
Plant	$50,274,463	$46,876,372
Plant equipment	2,973,133	2,973,133
Camp	5,560,804	5,553,824
Tailings ponds	4,380,734	1,599,202
Pre-stripping	3,230,879	-
Site improvements under construction	1,305,898	238,734
Asset retirement obligation (Note 23)	3,166,947	3,166,947
Capitalized interest expense	1,999,794	1,999,794
Depletion	(8,996,825)	(3,619,733)
	$63,895,827	$58,788,273
Molejon Property – Panama

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

5.	MINERAL PROPERTIES (continued)

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

6.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of the Oro del Norte property are detailed below:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	February 28, 2011	February 28, 2010	February 28, 2011	February 28, 2010
Temporary camp costs	$1,705,152	$-	$747,102	$-
Engineering and geologists	1,223,632	12,680	318,060	(590)
Trenching	1,941,008	-	462,518	-
Surface exploration and delineation	-	1,531,711	-	478,382
Drilling costs	375,439	297,164	-	11,600
Environment	167,978	48,031	165,328	13,847
Logistics	171,231	152,738	71,042	43,357
Assaying	469,279	-	105,381	-
Transportation	113,092	-	42,433	-
Indirect drilling costs	-	149,029	-	15,999
Engineering and design	-	123,053	-	59,387
Communications	47,297	79,938	(25,616)	11,842
Administration	137,944	-	37,065	-
Topography	266,890	(707)	19,340	-
Property permits	5,909	-	5,909	-
Bridges and roads	-	40,127	-	-

	$6,624,851	$2,433,764	$1,948,562	$633,824

7.	SHORT TERM INVESTMENTS

The Company has $140,000 in term deposits with an expiration date of longer than 90 days but shorter than one year. The interest rate on these term deposits range from 3.25% to 4.875%.

8.	RESTRICTED CASH

The Company has $357,206 in bank accounts and term deposits (May 31, 2010 - $566,708) which is being held to guarantee credit cards and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

9.	LONG TERM INVESTMENTS

The company has $2,300,000 in term deposits with an expiration date of longer than one year. The interest rate on these term deposits is 5%.

10.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At February 28, 2011 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

11.	LONG-TERM DEBT

During fiscal year 2010, the Company arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is secured by the purchased vehicles.

During the three months ended February 28, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $1,150,000 for the payment of advances to suppliers of heavy equipments for its subsidiary Panama Desarrollo de Infraestructura, S.A. The loan is secured by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million.

The following table summarizes the loans outstanding as at February 28, 2011 and May 31, 2010:

	February 28, 2011	May 31, 2010

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$90,140	$115,700
Bank loan, repayable at $22,042 per month, including interest at 6%, due February 2016	$1,150,000	-

Less: current portion	(237,681)	(35,465)
	$1,002,459	$80,235

12.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000. Services provided to date include the rental of a drill and the generation of electricity.

During the nine months period ended February 28, 2011, the Agreement between Gold and MPSA expired. As at February 28, 2011, the Company received a legal opinion which states that Gold has no legal obligation to fulfill the remaining terms of the contract, as it has expired. As a result, the Company derecognized the liability and in doing so recognized a gain of $3,153,394 during the three months ended February 28, 2011.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

12.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC. (continued)

	February 28, 2011	May 31, 2010
	$-	$3,153,394
Less: Current portion	-	3,153,394
Non-current portion	$-	$-

13.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production. The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2010 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

	February 28,	May 31, 2010
	2011
2011	$1,418,104	$4,376,667
2012	-	447,080
	1,418,104	4,823,747
Less imputed interest of 9%	(33,859)	(247,486)
Total	1,384,245	4,576,261
Less: Current obligation	(1,384,245)	(4,136,032)
Long- term obligation	$-	$440,229

During the three months ended February 28, 2011 a Credit Line Facility with Global Bank from Panama, in amount of $10 million, has been approved for the Company. This facility for the acquisition of heavy equipment by Panama Desarrollo de Infraestructuras, S.A. is a lease that accrues interest at 6.25% per annum. As at February 28, 2011 any amount of this facility has been instrumented.

14.	SENIOR SECURED NOTES

	February 28, 2011	May 31, 2010
Senior secured notes due to related parties	$3,525,153	$20,672,235
Senior secured notes due to third parties	-	5,974,396
	3,525,153	26,646,631
Less estimated current portion	(259,638)	(26,646,631)
	$3,265,515	$-

The Notes bear interest at an annual rate of 15%.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

14.	SENIOR SECURED NOTES (continued)

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company re-priced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

On September 30, 2008 the Company redeemed 36,032,376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

On September 15, 2009 the Company redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company paid out $857,594. Under the terms of the Indenture an event of default occurred and the Notes became due on demand at the option of the Note holders or the Trustee.

On September 23, 2010, the Company paid $13,952,574 in principal, premium and interest on the Notes from the proceeds of a Forward Gold Purchase Agreement, entered with Deutsche Bank as is mentioned in note 24. As part of the Forward Gold Purchase Agreement, the Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The impact of the Inter-Creditor Agreement on the Notes is as follows:

a)	The security for the Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Notes as they become due until the Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

14.	SENIOR SECURED NOTES (continued)

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes.

On February 8, 2011, the Company redeemed 12,008 Notes at 120% of their principal value plus interest for a total payment of $12,008,345. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 16.

At February 28, 2011 the Notes have been adjusted to their fair market value of $3,525,153 using a discount rate of 10.18%.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

15.	CONVERTIBLE SENIOR SECURED NOTES

	February 28,	May 31, 2010
	2011

Convertible notes due to related parties	$4,479,266	$44,397,509
Convertible notes due to third parties	-	440,482
	4,479,266	44,837,991
Less estimated current portion	(329,911)	(44,837,991)
	$4,149,355	$-

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes had an original maturity after two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company paid $342,406. Under the terms of the Indenture an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Note holders or the Trustee.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

15.	CONVERTIBLE SENIOR SECURED NOTES (continued)

On September 23, 2010, the Company paid $25,997,426 in principal, premium and interest on the Convertible Notes from the proceeds of a Forward Gold Purchase Agreement entered with Deutsche Bank as is mentioned in note 24. As part of the Forward Gold Purchase Agreement, the Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The Inter-Creditor Agreement on the Convertible Notes is as follows:

a)	The security for the Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Convertible Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Convertible Notes as they become due until the Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Convertible Notes.

On February 8, 2011, the Company redeemed 18,347 Notes at 110% of their principal value plus interest for a total payment of $18,347,276. The total amount of interest paid was $1,212,746. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 16.

At February 28, 2011, the Convertible Notes were adjusted to their fair market value of $4,479,266 using a 10.18% discount rate.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

16.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At February 28, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

In May 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

16.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per shares, raising gross proceeds of $32,000,000 Canadian. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The fair value of the warrants issued was $18,329,132. The Company paid finders’ fees of CAD $1,763,236. In addition, the Company granted to finders a total of 1,568,748 stock options according to the following breakdown:

Number of shares	Exercise Price	Expiry Date
	(CAD$)

1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014
1,568,748

Each finder option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common share on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common share are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the options issued was $1,031,233 as of February 28, 2011.

17.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan was 10,700,000.

On October 18, 2010, the Company’s plan was amended. The Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 12,500,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

17.	STOCK OPTIONS (continued)

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750)	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75

Granted	1,270,000	0.91
Exercised	(487,500)	0.36
Cancelled	(187,100)	0.79
Forfeited	(462,500)	0.35
Expired	(836,000)	0.61

Balance at February 28, 2011	7,521,270	0.72

Number of stock options exercisable	5,365,020	0.73

As at February 28, 2011, the following stock options were outstanding as follows:
Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
118,800	0.26	July 11, 2011
762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,800,000	0.23	November 18, 2014
475,000	0.87	January 5, 2015
475,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
510,000	1.11	December 21, 2015
7,521,270

The weighted average fair value of stock options granted is estimated to be CAD $0.53 for the nine months ended February 28, 2011 (nine months ended February 28, 2010 – CAD $0.40) by using the Black-Scholes options pricing model with the following weighted average assumptions:

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

17.	STOCK OPTIONS (continued)

	Nine Months Ended	Nine Months Ended
	February 28, 2011	February 28, 2010

Risk-free interest rate	1.51%	2.45%
Expected dividend yield	-	-
Expected stock price volatility	100%	77%
Expected option life in years	2.0	5.00

18.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:
		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,053,800)	0.65
Expired	-	-
Balance at February 28, 2011	48,834,647	1.35

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

On May 21, 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per share, raising gross proceeds of $31,976,036. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The Company paid finders’ fees of CAD $1,763,236.

At February 28, 2011, the following warrants were outstanding as follows:

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

18.	SHARE PURCHASE WARRANTS (continued)

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
250,000	1.54	October 4, 2011
9,174,605	1.54	October 17, 2011
4,464,000	0.65	May 21, 2013
846,000	0.65	June 4, 2013
2,100,042	0.85	May 21, 2012
23,399,402	1.45	December 13, 2013
6,100,598	1.45	January 7, 2014
2,500,000	1.45	January 26, 2014
48,834,647

19.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the nine months ended February 28, 2011:

a)	The Company paid fees of $730,000 to a company controlled by the Chairman (nine months ended February 28, 2010 – $356,447).

b)	The Company paid for goods and services of $154,019 (nine months ended February 28, 2010- $79,434) to companies controlled by the Chairman.

c)	The company paid fees of $14,800 (nine months ended February 28, 2010 – nil) to a company controlled by a Director.

At February 28, 2011, excluding related party Notes and related party Convertible Notes (Notes 14 and 15), $12,275 was owed to related parties.

20.	COMMITMENTS

	Less than 1				More than
	Year	2 Years	3 Years	4-5 Years	5 Years

Office lease	$118,659	$40,000	Nil	Nil	Nil

Equipment lease	$1,384,245	Nil	Nil	Nil	Nil

Senior secured notes	$259,638	$400,303	$360,550	$2,504,662	Nil

Convertible senior secured notes	$329,911	$508,649	$458,136	$3,182,570	Nil

Long term debt	$237,681	$253,991	$236,999	$511,469	Nil

Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$2,400,000	$2,400,000

Forward Gold Purchase Agreement (Note 24)	$7,757,689	$11,525,131	$12,031,508	$12,335,334	Nil

Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

20.	COMMITMENTS (continued)

The Company has committed funding of $100,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

21.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at February 28, 2011 (May 31, 2010 – 12.0%) and estimated interest payment dates of March 18, 2011 based on the partial payments made on September 23, 2010 and the assumption mentioned in Notes 14 and 15.

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At February 28, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$3,525,153
Convertible senior secured notes	-	-	4,479,266

An analysis of these notes including related gains and losses during the nine months is as follows:

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

21.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

	Nine months ended	Nine months ended
	February 28, 2011	February 28, 2010
Balance at beginning of the year
Senior secured notes	$26,646,631	$29,407,502
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,957
Repayment of senior secured notes and convertible senior secured notes	(70,305,622)	(6,200,000)
Mark-to-market losses (gain) included in net income	6,825,419	8,727,873
Balance at end of the quarter	$8,004,419	$66,729,830

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

21.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 11), leases (Note 13), Notes (Note 14), Convertible Notes (Note 15), advances from Deutsche Bank in connection with future production of gold and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

22.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months		Nine months
	ended	Three months	ended	Nine months
	February 28,	ended February	February 28,	ended February
	2011	28, 2010	2011	28, 2010

Non-cash investing and financing activities

Share capital options exercised	$23,000	$202,483	$173,250	$202,483
Contributed surplus options exercised	(23,000)	(202,483)	(173,250)	(202,483)
Debt issuance costs	-	14,750	-	607,095
Mineral properties financed through payables	-	-	-	7,858,213
Property and equipment financed through payables	-	-	-	93,939
Amortization allocated to ending inventory	13,347	-	13,347	-
Depletion allocated to ending inventory	52,162	-	52,162	-
Deferred services and materials financed by a reduction in amounts payable to IMN	3,153,394	30,000	3,153,394	90,000

Interest paid in cash	$60,890	$1,561,563	$218,072	$2,161,125
Income taxes paid in cash	-	-	-	-

		February 28, 2011		May 31, 2010
Cash and cash equivalents consist of:
Cash			$6,215,973	$4,625,649

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

23.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:
Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	$4,698,650
Accretion	269,586
Balance at February 28, 2011	$4,968,236

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $7,300,000;
b)	Asset retirement obligation payments are expected to occur during fiscal years 2016 and 2017;
c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

24.	DEFERRED REVENUE

On September 22, 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45,000,000. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold being 66,650 ounces.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces

November 2010 - May 2011	500	3,500

Total delivery requirements for fiscal year 2011		3,500

June 2011 - April 2012	1,110	12,210

May 2012	1,485	1,485

Total delivery requirements for fiscal year 2012		13,695

June 2012 - May 2013	1,485	17,820

Total delivery requirements for fiscal year 2013		17,820

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

24.	DEFERRED REVENUE (continued)

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces

June 2013 - April 2014	1,485	16,335

May 2014	900	900

Total delivery requirements for fiscal year 2014		17,235

June 2014 - May 2015	900	10,800

Total delivery requirements for fiscal year 2015		10,800

June 2015 - September 2015	900	3,600

Total delivery requirements for fiscal year 2016		3,600

Total Ounces to be Delivered		66,650

As of February 28, 2011, the Company has delivered 2000 ounces under the terms of the Agreement and has an obligation to deliver 64,650 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at February 28, 2011, $7.8 million and $35.9 million represent the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

Upon closing, the Company received $1.2 million cash, for general corporate purposes. $3.9 million was paid in transaction fees to parties involved in the Agreement. As of February 28, 2011, from the mentioned amount of fees paid, the Company has capitalized $1.8 million based on their direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement. As of February 28, 2011 net book value of this deferred fee was $1,745,986. The remaining $39.9 million was paid, on a pro-rata basis, to note holders of the Senior Secured Notes and Convertible Senior Secured Notes.

In addition, should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, requires that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

25.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates $1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional $934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. On February 14, 2011, the Supreme Court of the Republic of Panama declared that the fine imposed by ANAM on the Company rendered ineffective. The Company has accepted the Government of the Republic of Panama’s position, and therefore, no fine has been recorded.

2)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after February 28, 2011 the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would be an increase in cost of sales of $1,025,840 and an increase in accounts payable of $1,608,628.

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2012. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

4)

On October 6, 2010 Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of $600,000 in addition to punitive damages and attorney fees. The case was dismissed on January 10, 2011, as the plaintiff failed to effect service.

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

26.	SUBSEQUENT EVENTS

Subsequent to February 28, 2011 the following events took place:

1)	500,000 warrants were exercised.

2)	56,250 stock options were exercised and 25,000 stock options were granted.

3)

On March 18, 2011, the Company paid interest accrued since the last payment made on February 8, 2011, in amount of $47,413 and $60,245 for the outstanding balances of principal and premium of Notes and Convertible Notes, respectively.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Nine months ended February 28, 2011 and nine months ended February 28, 2010

26.	SUBSEQUENT EVENTS (continued)

4)

On March 18, 2011, an additional $550,000 was subscribed to from the long term financing with Global Bank of Panama at 6% per annum, in addition to the amount of $1,150,000 that was already subscribed to as at February 28, 2011, according to it has been mentioned in note 11.

5)

On April 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Iberian Resources Corp. (“Iberian”) pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian (the “Proposed Transaction”).

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. Lomero Poyatos is located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates, and soon expects to receive a small scale mining license for its Banjas concession in Portugal.

Pursuant to the terms of the LOI, it is proposed that each common share of Iberian will be exchanged for 1.3 common shares of the Company, which will result in 39,205,906 additional shares being issued by the Company, valuing the transaction at approximately $41 million. This corresponds to the low-end value of Behre Dolbear's independent valuation of Lomero Poyatos. The Company currently has 176,379,501 common shares issued and outstanding.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of US$0.14 to US$0.60 per common share. Subject to the terms of the warrants and applicable law, the LOI provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exchangeable for a warrant of the Company, which in turn will be exercisable for 1.3 common shares of the Company; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exchangeable for a warrant of the Company, which in turn will be exercisable for one common share of the Company, all for the same exercise price provided under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Proposed Transaction, subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of the Company at the exercise prices provided under the current Iberian options.

The Proposed Transaction is subject to, among other things, negotiating and entering into definitive agreements between the parties and obtaining appropriate approvals from the Toronto Stock Exchange and shareholders of both, the Company and Iberian.